SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*

Yelp Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

985817105
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 985817105

1.	Names of Reporting Persons
Jeremy Stoppelman
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
6,040,007 shares(1)
	6.	Shared Voting Power
Not applicable.
	7.	Sole Dispositive Power
6,040,007 shares(1)
	8.	Shared Dispositive Power
Not applicable.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
6,040,007 shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9
8.3%(2)
12.	Type of Reporting Person (see instructions)
IN

(1)	Consists of (a) 452,658 shares of Class A Common Stock issuable to Mr. Stoppelman pursuant to stock options exercisable within 60 days of December 31, 2015, (b) 1,601,039 shares of Class B Common Stock issuable to Mr. Stoppelman pursuant to stock options exercisable within 60 days of December 31, 2015 and (c) 3,986,310 shares of Class B Common Stock held of record by The Jeremy Stoppelman Revocable Trust, over which Mr. Stoppelman retains sole voting and dispositive power. Each share of Class B Common Stock is convertible at any time at the option of the Reporting Person into one share of Class A Common Stock and has no expiration date. All Class A and Class B Common Stock will convert automatically into Common Stock on the earlier of (i) the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock and (ii) seven years following the effective date of the Issuer’s initial public offering.

In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock (i) upon any transfer, whether or not for value (subject to certain exceptions), (ii) in the event of the death or disability (as defined in the amended and restated certificate of incorporation of the Issuer) of the Reporting Person or (iii) upon such date as is specified by the affirmative vote or written consent of the holders of at least 66 2/3% of the outstanding shares of Class B Common Stock.

(2)	Based on 66,535,156 shares of Class A Common Stock outstanding on December 31, 2015. Assumes conversion of the Reporting Person’s Class B Common Stock into Class A Common Stock, exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2015 and the conversion of the resulting shares of Class B Common Stock into Class A Common Stock.

CUSIP No. 985817105

1.	Names of Reporting Persons
The Jeremy Stoppelman Revocable Trust (the “Trust”)
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization
California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
3,986,310 shares(3)
	6.	Shared Voting Power
Not applicable.
	7.	Sole Dispositive Power
3,986,310 shares(3)
	8.	Shared Dispositive Power
Not applicable.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,986,310 shares(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9
5.7%(4)
12.	Type of Reporting Person (see instructions)
OO – The Trust is a revocable trust organized under the laws of the State of California

(3)	Consists of shares of Class B Common Stock held of record by the Trust. Mr. Stoppelman retains sole voting and dispositive power over these shares. Each share of Class B Common Stock is convertible at any time at the option of the Reporting Person into one share of Class A Common Stock and has no expiration date. All Class A and Class B Common Stock will convert automatically into Common Stock on the earlier of (i) the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock and (ii) seven years following the effective date of the Issuer's initial public offering.

In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock (i) upon any transfer, whether or not for value (subject to certain exceptions), (ii) in the event of the death or disability (as defined in the amended and restated certificate of incorporation of the Issuer) of the Reporting Person or (iii) upon such date as is specified by the affirmative vote or written consent of the holders of at least 66 2/3% of the outstanding shares of Class B Common Stock.

(4)	Based on 66,535,156 shares of Class A Common Stock outstanding on December 31, 2015. Assumes conversion of all such Reporting Person’s Class B Common Stock into Class A Common Stock.

Item 1(a).	Name of Issuer: Yelp Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 140 New Montgomery Street, San Francisco, CA 94105

Item 2(a).	Name of Person Filing:
	(i)	Jeremy Stoppelman
	(ii)	The Jeremy Stoppelman Revocable Trust (the “Trust”)

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of each Reporting Person is:
c/o Yelp Inc. 140 New Montgomery Street San Francisco, CA 94105

Item 2(c).	Citizenship: Mr. Stoppelman is a United States citizen. The Trust is organized under the laws of the State of California.

Item 2(d).	Title of Class of Securities: Class A Common Stock

Item 2(e).	CUSIP Number: 985817105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned: 6,040,007 shares(1)
(b)	Percent of Class: 8.3%(5)
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:
(1) Mr. Stoppelman: 6,040,007 shares(1)
(2) Trust: 3,986,310 shares(3)
	(ii)	Shared power to vote or to direct the vote:
Not applicable.
	(iii)	Sole power to dispose or to direct the disposition of:
(1) Mr. Stoppelman: 6,040,007 shares(1)
(2) Trust: 3,986,310 shares(3)
	(iv)	Shared power to dispose or to direct the disposition of: Not applicable.

(5)	Based on 66,535,156 shares of Class A Common Stock outstanding on December 31, 2015. Assumes conversion of the Reporting Persons’ Class B Common Stock into Class A Common Stock, exercise of Reporting Persons’ options exercisable as of or within 60 days of December 31, 2015 and the conversion of the resulting shares of Class B Common Stock into Class A Common Stock.

Assuming conversion of all of the Issuer’s Class B Common Stock outstanding on December 31, 2015 into Class A Common Stock, the exercise of Reporting Persons’ options exercisable as of or within 60 days of December 31, 2015 and the conversion of the resulting shares Class B Common Stock into Class A Common Stock, the Reporting Persons listed in Item 4 would hold 7.7% of the total outstanding shares of the Issuer. This percentage is based on the combined total of 75,982,802 outstanding shares as of December 31, 2015, which represents 66,535,156 shares of Class A Common Stock and 9,447,646 shares of Class B Common Stock.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jeremy Stoppelman
Jeremy Stoppelman

February 12, 2016
Date

The Jeremy Stoppelman Revocable Trust

/s/ Jeremy Stoppelman
Jeremy Stoppelman, Trustee

February 12, 2016
Date